                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                              The York Group, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                   986632107
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                                 (CUSIP Number)


                                Curtis J. Zamec
                                 Wilbert, Inc.
                 P.O. Box 210, Forest Park, Illinois 60130-0210
                                 (708) 865-1600
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 7, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 986632107               13D                        PAGE  2 OF    PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
      Wilbert, Inc. 36-11788000
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

      WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
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                7   SOLE VOTING POWER
  NUMBER OF
                      882,900
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                      0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                      882,900
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                      0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       882,900
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.9%
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14   TYPE OF REPORTING PERSON (See Instructions)

       CO
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


Item 1.  Security and Issuer.

         This Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock"), of The York Group, Inc., a Delaware corporation ("York"), with its principal executive offices located at 8554 Katy Freeway, Suite 200, Houston, Texas 77024.

Item 2.  Identity and Background.

         (a-c, f) This statement is being filed by Wilbert, Inc., an Illinois corporation ("Wilbert"). Wilbert operates through its subsidiaries, Wilbert Funeral Services, Inc. ("Funeral Services"), Thermoform Plastics, Inc. ("Thermoform") and American Industrial Technologies, Inc. ("Ameritek"). Funeral Services administers and supplies a network of independently owned licensees which are granted the right to manufacture and sell Wilbert burial vaults. Funeral Services supplies the licensees with burial vault forms, liners and other related products. Thermoform manufacturers a variety of vacuum-molded plastic products used by Wilbert and sold to others. Ameritek manufacturers adhesives, coatings and other similar products used by Wilbert and sold to others. The address of its principal business and principal office is P.O. Box 210, Forest Park, Illinois 60130-0210. The information required by Instruction C to Schedule 13D is set forth in Schedule 1.

         (d-e) During the last five years, neither Wilbert nor, to the best of its knowledge, any director or executive officer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The total purchase price of all of the common stock reported in this
Schedule 13D was $3,912,193. The source of funds for the purchase of such stock was working capital of Wilbert.

Item 4.  Purpose of Transaction.

         Representatives of Wilbert began discussions with representatives of York regarding a possible strategic alliance in October 1999, and follow-up conversations were held in November and December 1999. In January 2000, representatives of Wilbert met with certain officers and directors of York to discuss operating issues and the possibility of a business combination. Wilbert and York agreed to share selected financial information. In January and February, Wilbert and York negotiated the provisions of a mutual confidentiality agreement, which was signed on February 22, 2000.

         In late February 2000, York agreed to provide certain forward looking financial information, which was provided on March 1. On March 24, 2000, representatives of Wilbert and York discussed such financial information. Wilbert suggested that the future prospects of York would require that Wilbert stockholders have a larger interest in any combined business. The

York representative indicated that the Wilbert concerns would be presented to the York board. A representative of Wilbert called York in early May as to status and was told that there would be a response following the York board of directors meeting on May 17. On May 22, the York representative indicated it wished to postpone further discussions with Wilbert. In June a representative of Wilbert had a meeting with a director of York and had a telephone conversation with that same director in July.

         Beginning on August 10, 2000, Wilbert began purchasing shares of Common Stock for the purpose of acquiring a substantial equity interest in York.

         Wilbert has considered a strategic alliance with York, which could include the acquisition of control of York, a business combination in which the present stockholders of each of Wilbert and York would continue to hold stock in a combined enterprise or a partnering arrangement with third parties. Wilbert does not presently have any plans to acquire control of York, but will continue to evaluate York and its position. However, it does intend to continue to acquire Common Stock.

         Based upon York's prospects and its own interests, Wilbert may cease buying Common Stock or may formulate other plans with respect to a strategic alliance with York. Any such alliance, if proposed, would be dependent on the position taken by York's board of directors. Wilbert could pursue a range of alternatives including a tender offer for York Common Stock, the nomination of directors as an alternative to those proposed by York, a merger in which stockholders of each of Wilbert and York would end up as stockholders of a combined company or a partnering arrangement with third parties. Wilbert may change its present intentions and determine to take any of these or other actions.

Item 5.  Interest in Securities of York.

         (a)-(b) The response of Wilbert to Items 7 through 13 on the cover page and the responses of directors and executive officers of Wilbert set forth on
Schedule 1 are incorporated herein by reference. All responses reflect the beneficial ownership as of the close of business on September 15, 2000. Wilbert disclaims beneficial ownership in Common Stock owned by an affiliate of a director reflected on Schedule 1. Percentage ownership responses are based on the outstanding number of shares set forth in York's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

         (c) Except for the transactions to which this Schedule 13D relates, no transactions with respect to the Common Stock have been effected during the past 60 days by Wilbert or, to the best knowledge of Wilbert, by any executive officer or director of Wilbert. Set forth below is information with respect to each transaction:

                                                           Aggregate
                                     Shares                 Purchase
            Date                   Purchased                 price
       -------------             -------------           -------------
         8/10/2000                   1,000                    $3,550

         8/11/2000                   1,000                    $3,550

         8/14/2000                  45,000                  $159,750

         8/14/2000                  26,100                   $93,404

         8/16/2000                  94,000                  $358,704

         8/17/2000                  15,000                   $57,000

         8/18/2000                  65,000                  $247,000

         8/21/2000                   5,000                   $19,000

         8/22/2000                   4,000                   $16,200

         8/23/2000                   2,000                    $8,100

         8/24/2000                   5,000                   $20,250

         8/25/2000                  20,000                   $82,875

         8/29/2000                  85,000                  $349,350

          9/1/2000                  15,000                   $60,750

          9/6/2000                   2,000                    $8,350

          9/7/2000                  77,300                  $327,559

          9/8/2000                  20,000                   $89,750

         9/12/2000                  73,000                  $354,925

         9/13/2000                 165,000                  $811,813

         9/14/2000                 145,000                  $748,563

         9/15/2000                  17,500                   $91,750



         (d) No other person is known by Wilbert to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities covered by this Schedule 13D.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of York.

         None.

Item 7.  Materials to be Filed as Exhibits.

         None

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2000

                                             WILBERT, INC.


                                             By: /s/ Curtis J. Zamec
                                             -----------------------
                                             Curtis J. Zamec
                                             President/Chief Executive Officer

                                                                      Schedule 1

INFORMATION FOR REPORTING PERSONS AND GENERAL PARTNERS, MEMBERS AND/OR DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

         The following table sets forth the name, business address and present principal occupation or principal business of each director and executive officer of Wilbert. For each person listed, the number of shares with respect to which such person or entity has sole voting power, shared voting power and beneficially owns is none (except that an affiliate of Mr. Suhor owns 100 shares of Common Stock). Each person listed disclaims beneficial ownership of all shares held by Wilbert. The business address of each such person is P.O. Box 210, Forest Park, Illinois 60130-0210. Each such person is a citizen of the United States, and the principal occupation of each such person is his or her affiliation with Wilbert except as otherwise indicated.

Name                                      Relationship to Wilbert
--------------------------------------------------------------------------------
Curtis J. Zamec                           Director, President/Chief Executive Officer
John P. Ruane, Jr.                        Vice President of Finance/Corporate Treasurer & Secretary
Jerry H. Bickes                           Director; Bickes, Inc., Decatur, Illinois Director; Christenberry
Terry Christenberry                       Collet & Co., Inc., Kansas City, Missouri

Paul E. Cooper                            Director; Cooper Wilbert Vault Co., Inc., Barrington, New Jersey
J. DeWayne Dills                          Vice Chairman and Director; Blairsville Wilbert Vault Co.,
                                          Inc., Blairsville, Pennsylvania
Charles P. Morley                         Director; New Hampshire Wilbert Vault Co., Concord, New
                                          Hampshire
Gregory C. Reichle                        Director; American Wilbert Vault Corp., Forest Park, Illinois
William C. Stein                          Director; Stein, Pagliuco & Company, Oak Brook, Illinois
Joseph U. Suhor, III                      Chairman and Director; Suhor Industries, Inc., Overland Park,
                                          Kansas
William C. Sword                          Director; Asheville Wilbert Vault Service, Inc., Candler, North
                                          Carolina
John B. Williams                          Director; Williams Wilbert Vault Works, Inc., Des Moines, Iowa